EXHIBIT 99.1
National Grid PLC
18 March 2021
THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

National Grid plc

Proposed acquisition of Western Power Distribution and strategic portfolio repositioning

National Grid plc (“National Grid” and together with its subsidiary undertakings, the “Group”) today announces that it has agreed to acquire PPL WPD Investments Limited (together with its subsidiary undertakings, the (“WPD Group”)), the holding company of Western Power Distribution (“WPD”), the UK’s largest electricity distribution business, from PPL WPD Limited, a subsidiary of PPL Corporation (“PPL”) (the “WPD Acquisition”) for an equity value of £7.8 billion and National Grid has agreed to sell The Narragansett Electric Company (“NECO”) to PPL Energy Holdings, LLC, also a subsidiary of PPL, for an equity value of US$3.8 billion (£2.7 billion) (the “NECO Sale”, and together with the WPD Acquisition, the “Transactions”).
In addition, National Grid announces that it will commence a process later this year for the sale of a majority stake in National Grid Gas plc, the owner of the national gas transmission system (“NGG”) (the “NGG Sale”).
Together these transactions will:
•strategically pivot National Grid’s UK portfolio towards electricity. The proportion of the Group’s assets in electricity will increase from c.60% to c.70%;
•strengthen National Grid’s long-term growth outlook by ensuring a significant scale position in electricity distribution through the acquisition of WPD, the UK’s largest electricity distribution business. Electricity distribution is expected to see a high level of asset growth as a result of the ongoing energy transition;
•significantly enhance National Grid’s central role in the delivery of the UK’s net zero targets, given the complementary nature of transmission and distribution, providing benefits for customers;
•deliver shareholder value as the transactions are expected to be significantly earnings accretive from year one, generate a return in excess of National Grid’s cost of capital and, taken together with the proposed NGG Sale, continue to be earnings accretive in the longer term;
•underpin National Grid’s 5 to 7% asset growth target for longer, further supporting National Grid’s updated dividend policy to deliver annual dividend per share growth in line with UK CPIH inflation, while expecting to maintain its current overall strong investment grade credit rating;
•maintain the Group’s geographic and regulatory diversity, with c.40% of the Group assets in the US after the sales of NECO and stake in NGG;
•generate attractive shareholder value through the sales of NECO and a majority stake in NGG; and
•ensure management continuity and focus: the CEO and CFO of WPD will lead the UK distribution business as part of the enlarged Group. National Grid, recognising the importance of WPD to the communities it serves, intends to maintain the WPD headquarters in Bristol and offices in other key locations.
Completion of the WPD Acquisition, which will be funded by fully committed bridge facilities, is expected to occur within the next four months and completion of the NECO Sale is expected to occur before the end of the first quarter of 2022. National Grid expects to launch the sale process for NGG in the second half of this year and complete the sale approximately a year later.

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John Pettigrew, Chief Executive of National Grid, said:
“These transactions will be transformational for our UK portfolio. The acquisition of WPD is a one-off opportunity to acquire a significant scale position in UK electricity distribution. WPD has a high quality, fast growing asset base and an excellent track record of customer satisfaction, operational performance and financial returns. We have received a premium valuation for our Rhode Island business and I am confident that we will also deliver attractive shareholder value from the NGG Sale in due course.

In combination with the continued successful execution of our strategy in the US, establishing National Grid as the leading electricity transmission and distribution operator in the UK will strengthen our long-term growth prospects, enhance our role in the UK’s energy transition and drive long term shareholder value. Following the completion of these transactions, we will continue to have a diversified portfolio of assets across the UK and US, with a strong asset growth profile that will further underpin our dividend policy for the longer term.

I’d like to take this opportunity to say a heartfelt thank you from all of us at National Grid to all the fantastic Rhode Island colleagues who have worked so hard over the years to deliver the energy needs for our customers across Rhode Island. I know that PPL will be an excellent steward for both NECO’s customers and colleagues.

As we move our portfolio to higher growth assets, we have taken the decision to sell a majority stake in NGG. Given the strategic nature of its business coupled with its central position in a transition towards a hydrogen economy, it will continue to play a vital role in the UK’s energy system. We expect strong interest when the sale process begins, likely to be in the second half of this year.

The acquisition of WPD brings great people and outstanding experience to National Grid and I am hugely excited about building the future together. Our vision for National Grid remains unchanged, to be at the heart of a clean, fair and affordable energy future. With increased exposure to the UK’s electricity sector, these transactions enhance our role in the progress towards net zero, underpinning our core ambition which is to enable the energy transition for all. We look forward to constructive engagement with Ofgem and policymakers, on how best to achieve these common goals in the best interests of all our customers and wider stakeholders."

The WPD Acquisition is a Class 1 transaction under the Listing Rules and is therefore conditional upon the approval of shareholders at a General Meeting. Accordingly, National Grid will shortly publish a shareholder circular containing further details of the WPD Acquisition, a recommendation from its board of directors (the “Board”), and the notice of the General Meeting which is expected to be held by the end of April 2021. In addition, the Transactions are conditional on certain regulatory approvals and the NECO Sale is conditional on completion of the WPD Acquisition occurring.

The person responsible for arranging the release of this announcement on behalf of National Grid is Justine Campbell, Group General Counsel & Company Secretary.

Analyst call with Q&A:

The Group will host an analyst call today at 08.15 GMT. To view the slides and listen to the audio please visit https://streamstudio.world-television.com/786-1014-27867/en (pre-registration required).

If you would like to ask a question please also join the conference call using the following phone numbers:

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Participant access code:	946437
United Kingdom (Local)	020 3936 2999
United Kingdom (Toll Free)	0800 640 6441
United States (Local)	1 646 664 1960
All other locations	+44 20 3936 2999
Enquiries: National Grid
Investors and Analysts
Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952
Jonathan Clay	+44 (0) 7899 928 247
Media
Molly Neal Surinder Sian	+44 (0) 7583 102 727 +44 (0) 7812 485153

Teneo (Financial PR Advisor to National Grid)
Charles Armitstead	+44 (0) 7703 330 269

Barclays Bank PLC, acting through its Investment Bank ("Barclays")	+ 44 (0) 20 7623 2323
Joint Financial Adviser, Sole Sponsor and Corporate Broker
Alisdair Gayne
Iain Smedley
John Lange
Neal West
Goldman Sachs International	+44 (0) 20 7774 1000
Joint Financial Adviser
Karen Cook
Brian Bolster
Brian O’Keeffe
Robey Warshaw LLP	+44 (0) 20 7317 3900
Joint Financial Adviser
Simon Robey
Philip Apostolides

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National Grid plc

Proposed acquisition of Western Power Distribution and strategic portfolio repositioning
1.Introduction
National Grid plc (“National Grid” and together with its subsidiary undertakings, the “Group”) today announces that it has agreed to acquire PPL WPD Investments Limited (together with its subsidiary undertakings, the (“WPD Group”)), the holding company of Western Power Distribution (“WPD”), the UK’s largest electricity distribution business, from PPL WPD Limited, a subsidiary of PPL Corporation (“PPL”) (the “WPD Acquisition”) for an equity value of £7.8 billion and National Grid has agreed to sell The Narragansett Electric Company (“NECO”) to PPL Energy Holdings, LLC, also a subsidiary of PPL, for an equity value of US$3.8 billion (£2.7 billion) (the “NECO Sale”, and together with the WPD Acquisition, the “Transactions”).
In addition, National Grid announces that it will commence a process later this year for the sale of a majority stake in National Grid Gas plc, the owner of the national gas transmission system (“NGG”) (the “NGG Sale”).
Together these transactions will:
•strategically pivot National Grid’s UK portfolio towards electricity. The proportion of the Group’s assets in electricity will increase from c.60% to c.70%;
•strengthen National Grid’s long-term growth outlook by ensuring a significant scale position in electricity distribution through the acquisition of WPD, the UK’s largest electricity distribution business. Electricity distribution is expected to see a high level of asset growth as a result of the ongoing energy transition;
•significantly enhance National Grid’s central role in the delivery of the UK’s net zero targets, given the complementary nature of transmission and distribution, providing benefits for customers;
•deliver shareholder value as the transactions are expected to be significantly earnings accretive from year one, generate a return in excess of National Grid’s cost of capital and, taken together with the proposed NGG Sale, continue to be earnings accretive in the longer term;
•underpin National Grid’s 5 to 7% asset growth target for longer, further supporting National Grid’s updated dividend policy to deliver annual dividend per share growth in line with UK CPIH inflation, while expecting to maintain its current overall strong investment grade credit rating;
•maintain the Group’s geographic and regulatory diversity, with c.40% of the Group assets in the US after the sales of NECO and stake in NGG;
•generate attractive shareholder value through the sales of NECO and a majority stake in NGG; and
•ensure management continuity and focus: the CEO and CFO of WPD will lead the UK distribution business as part of the enlarged Group. National Grid, recognising the importance of WPD to the communities it serves, intends to maintain the WPD headquarters in Bristol and offices in other key locations.
2.Information on WPD and NECO
WPD
WPD is the UK’s largest electricity distribution business with its four distribution network operators (“DNOs”) delivering electricity to approximately 7.9 million customers and employing over 6,500 staff. WPD’s network comprises approximately 90,000 kilometres of overhead lines, 135,000 kilometres of underground cable and 188,000 transformers.
At 31 March 2022, the total regulated asset value (“RAV”) of WPD is projected to be approximately £8.8 billion having grown by approximately 5% per annum through the first regulatory price control process known as RIIO-ED1.
Net debt of the WPD Group at 28 February 2021 was £6,413 million.

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NECO
NECO is the largest electricity transmission and distribution service provider to, as well as a natural gas distribution company in, Rhode Island, USA, with over 700 employees and serving approximately 780,000 customers.
At 31 March 2020, the rate base of NECO was approximately US$2.6 billion, comprising approximately US$1.8 billion distribution and US$0.8 billion transmission.
Net debt of NECO at 31 December 2020 was US$1,396 million.
3.Reasons for the Transactions
The board of directors (the “Board”) considers the WPD Acquisition and NECO Sale to be a compelling opportunity for the following key reasons:
•The WPD Acquisition allows National Grid to bring together two complementary businesses
The WPD Acquisition allows National Grid to bring together two complementary businesses which have a shared vision of being at the heart of driving the delivery of clean, fair and affordable energy for the future.
•WPD represents a one-off opportunity to establish a significant scale position in UK electricity distribution, enhancing National Grid’s key role in the delivery of net zero carbon emissions
The acquisition of WPD represents a compelling one-off opportunity for National Grid to reposition its UK portfolio towards a critical element of delivering decarbonisation to the UK.
•WPD and electricity distribution will add significant growth potential to National Grid
Evolution in energy use by end consumers is likely to result in increased demand for electricity which will in turn require significant investment in electricity networks. Adding WPD to the Group’s portfolio will secure access to this potential pool of growth in electricity distribution, with its high quality assets well positioned to take advantage of these sectoral trends.
•WPD has a track record of excellent performance
WPD has a high quality asset base and was the only DNO group to be ‘fast-tracked’ by Ofgem in the last regulatory price control process known as RIIO-ED1. In addition, WPD is consistently a top-performing DNO group for overall customer satisfaction.
•WPD has a highly experienced management team and excellent stakeholder engagement
WPD has a highly experienced management team supported by over 6,500 employees. WPD has also demonstrated excellent stakeholder engagement, with the business rated first in the industry by Ofgem for eight consecutive years, for its approach to social obligations and stakeholder engagement.
•The NECO Sale is a key differentiator for the WPD Acquisition, with National Grid retaining flexibility to pursue its targeted growth agenda
The NECO Sale is a key differentiator for the WPD Acquisition. National Grid will retain flexibility to fund additional growth opportunities at competitive rates, which underpins its asset and dividend growth, whilst enabling the Group to maintain an efficient capital structure.
4.Sale of majority stake in NGG
NGG owns, manages and operates the national gas transmission network in Great Britain. At 31 March 2020, NGG had approximately 7,630 kilometres of pipeline and a workforce of nearly 2,200 employees.
At 31 March 2020, the RAV of NGG was approximately £6.3 billion.
As well as the national gas transmission network, NGG owns National Grid Metering, which generated an operating profit of £158 million in the year to March 2020.
National Grid expects to launch a sale process for a majority stake in NGG in the second half of 2021 and complete the sale in the second half of 2022. The Board anticipates significant buyer interest given NGG’s high-quality operations, proven delivery, the strategic nature of the business, its regulatory certainty following the RIIO-T2 determination and the key role that the network will have to play in the energy transition.
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The Board believes the proposed sale to be the right decision for shareholders as whilst NGG is a strongly cash generative, profitable and mature business, the sale will enable National Grid to focus on higher growth assets, whilst maintaining a strong balance sheet.
5. Financing of the WPD Acquisition and use of proceeds of the NECO Sale
The WPD Acquisition will initially be funded by bridge financing facilities (the “Acquisition Facilities”) in the amount of £8.25 billion to finance the acquisition of WPD and refinancing of certain WPD debt. This will then be repaid over time, from the proceeds from the NECO Sale and the NGG Sale and the issue of new senior debt and hybrid capital securities, as appropriate.
6. Key terms of the Transactions
WPD Acquisition
National Grid Holdings One plc (“National Grid Holdings”), National Grid Plc and PPL WPD Limited (“PPL WPD”) have entered into a sale and purchase agreement (the “WPD SPA”) pursuant to which PPL WPD has agreed to sell, and National Grid Holdings has agreed to acquire, the entire issued share capital of PPL WPD Investments Limited.
Completion of the WPD Acquisition is conditional upon (a) approval by National Grid’s shareholders of the resolutions at the General Meeting, and (b) certain regulatory approvals being received by the date that is three months from signing, or such later date as the parties approve (the “Long Stop Date”), subject to two two-month automatic extensions under certain circumstances. Completion is not conditional on approval from the Competition and Markets Authority although National Grid will be making a voluntary filing.
The consideration for the WPD Acquisition is £7.8 billion in cash to be settled at completion. The consideration is subject to a locked box mechanism and accordingly there is a daily ticking fee payable by National Grid Holdings of £548,000 per day from 1 January 2021 until completion, reflecting the dividends that would otherwise be payable by WPD during such period; PPL WPD will also receive a dividend of £140 million from PPL WPD Investments Limited, relating to dividends in respect of 2020 not already paid.
National Grid Holdings has agreed to pay a termination fee of US$150 million to PPL WPD if the WPD Acquisition does not complete in circumstances where the Board changes its recommendation (an “Adverse Recommendation Change”) in respect of the resolutions. National Grid Holdings has agreed to reimburse the expenses of PPL WPD up to a maximum of US$50 million in the event that the resolutions are not passed at the General Meeting where an Adverse Recommendation Change has not occurred.
The WPD SPA may be terminated if an Adverse Recommendation Change has occurred or the conditions are not satisfied by the Long Stop Date.
National Grid Holdings has obtained warranty and indemnity insurance which, following Completion, will be the sole recourse for any claim in respect of the warranties given by PPL WPD in the WPD SPA, subject to limited exceptions.

NECO Sale
National Grid USA, PPL Energy Holdings, LLC (“PPL Energy”) and PPL Corporation have entered into a share purchase agreement in respect of the NECO Sale (the “NECO SPA”) pursuant to which National Grid USA has agreed to sell, and PPL Energy has agreed to acquire, 100% of the outstanding shares of common stock of The Narragansett Electric Company.
The consideration payable by PPL Energy for the NECO Sale is US$3.8 billion (£2.7 billion) in cash, subject to a customary U.S. style completion accounts adjustment. In addition, National Grid USA will receive dividends, of approximately US$52 million for FY21 and an equivalent amount for FY22 on a pro rata basis up to the date of completion.
National Grid USA, PPL Energy and PPL each have made certain customary representations, warranties and covenants in the NECO SPA, which are subject to post-completion indemnification customary for U.S. style transactions.
Completion of the NECO Sale is conditional upon completion of the WPD Acquisition having occurred and receipt of certain antitrust and regulatory approvals in the U.S. and other customary conditions to completion.  The NECO Sale is expected to complete before the end of the first quarter of 2022.
The NECO SPA may be terminated by either party if, among other things, the conditions to completion have not been satisfied or waived by the date that is twelve months from signing, subject to two three-
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month automatic extensions under certain circumstances or if the WPD SPA is terminated. There are no termination fees payable by any of the parties under the NECO SPA.
National Grid USA and PPL Energy will enter into a transitional services agreement in order to ensure a smooth continuation of the services provided by the Group to NECO for an interim period following completion.
7.Intentions for the WPD Group
National Grid admires and greatly values the skills, knowledge and expertise of WPD’s existing management and employees and therefore its current intention is to preserve the current WPD organisation, including the existing management team and culture, to ensure continuity of its strong track record. National Grid expects existing WPD personnel to continue to contribute to WPD’s success and is therefore committed to attracting and retaining WPD talent. National Grid intends to maintain the WPD headquarters in Bristol and offices in other key locations, within the Group, and for WPD to be an important pillar of National Grid’s UK business going forward.
8.Financial effects of the Transactions and dividend policy
The Transactions are expected to be significantly earnings accretive from year one, generate a return in excess of National Grid’s cost of capital and, taken together with the proposed NGG Sale, continue to be earnings accretive in the longer term.
Following the WPD Acquisition, National Grid’s overall portfolio mix is expected to continue to deliver strong asset growth as well as superior long term regulated asset base growth, which alongside attractive returns are expected to continue to deliver a strong cash generation profile and further underpin our sustained progressive dividend policy.
On 2 March 2021, the Board announced that it had reviewed the Group’s dividend policy in light of the RIIO-2 Final Determination and that from FY2021/22 onwards, the Group’s dividend policy will aim to deliver annual dividend per share growth in line with UK CPIH inflation. The Board confirms that this policy is unaffected by the proposed transactions which further support this dividend policy.
National Grid remains committed to retaining an efficient balance sheet and a strong overall investment grade credit rating going forward
9.Expected timetable to Completion
The WPD Acquisition is a Class 1 transaction under the Listing Rules and is therefore conditional upon the approval of shareholders at a General Meeting. National Grid will shortly publish a shareholder circular containing further details of the WPD Acquisition, the Board's recommendation, and the notice of the General Meeting which is expected to be held in late April 2021. Completion of the WPD Acquisition is expected to occur within the next four months and completion of the NECO Sale is expected to occur before the end of the first quarter of 2022.

FURTHER INFORMATION ON WPD, NECO AND NGG
Information on WPD
The WPD Group had gross assets of £16.0 billion at 31 March 2020 and reported a profit before tax of £750 million for the financial year to 31 March 2020.
The operations of each of the four DNOs owned by WPD are regulated under a distribution licence which, in conjunction with the agreed RIIO-ED1 regulatory framework, sets the requirements that WPD needs to deliver for its customers and the associated revenues it is allowed to earn for the eight-year period from 1 April 2015 to 31 March 2023. In addition to the base level of revenue which the DNOs are allowed to earn, there are incentives to innovate, and incentives relating to customer satisfaction, complaints handling, stakeholder engagement, connections and supply interruptions. The achievement or not of these targets can result in revenue rewards or penalties relating to these activities.
In addition to the DNOs, the WPD Group also consists of other smaller subsidiaries including WPD Smart Metering Limited, WPD Telecoms Limited and South Western Helicopters Limited. The primary purpose of these businesses is to support the DNOs and network related activities of the WPD Group, and they also provide certain services to third parties. The WPD Group also owns property companies to facilitate the management of non-network and investment properties of the WPD Group. These smaller subsidiaries,
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other than the property companies, generated an EBITDA of £11 million in the year to 31 March 2020. The property companies own properties with an asset value of £94 million at 31 March 2020.
Information on NECO
NECO had gross assets of US$5.2 billion at 31 March 2020 and reported an operating profit of US$206 million and net profit of US$122 million for the financial year to 31 March 2020 under U.S. GAAP.
Its electricity and gas distribution businesses are regulated by Rhode Island Public Utilities Commission and its electricity transmission business is regulated by the Federal Energy Regulatory Commission (“FERC”). NECO’s service area covers substantially all of Rhode Island, equivalent to approximately 1,045 square miles and with a population in excess of one million. NECO’s energy delivery business consists of electricity distribution facilities and a natural gas distribution system that provides utility energy delivery services to residential, commercial and industrial customers within its service area. NECO also owns transmission facilities that are operated by an affiliate, the New England Power Company, which is the designated FERC transmission operator in its service area.
Information on NGG
NGG had gross assets of £10.6 billion at 31 March 2020 and reported a profit before tax of £356 million for the financial year to 31 March 2020.
IMPORTANT NOTICES
Persons into whose possession this announcement comes should inform themselves about, and observe, any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this announcement and the transactions referred to herein. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction. The contents of this announcement should not be construed as legal, business or tax advice.
Notice to all shareholders
Any reproduction or distribution of this announcement, in whole or in part, and any disclosure of its contents or use of any information contained in this announcement for any purpose is prohibited.
The contents of this announcement should not be construed as legal, business or tax advice. Each shareholder should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.
Notice to overseas shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the transactions disclaim any responsibility or liability for the violation of such requirements by any person.
Non-IFRS financial measures
The following non-IFRS financial measures are referred to in this announcement:
•Asset growth: ‘Asset growth’ is the annual percentage increase in our RAV (UK) and rate base (US) and other business balances (including the assets of National Grid Ventures and National Grid Partners) calculated at constant currency.
•Regulatory asset base: A regulatory construct based on predetermined principles not based on IFRS. Regulatory asset base effectively represents the invested capital on which National Grid is authorised to earn a cash return. By investing efficiently in its networks, National Grid adds to its regulated asset base over the long term, and this in turn contributes to delivering shareholder value. National Grid’s regulated asset base is comprised of the Group’s RAV in the UK, plus its rate base in the US.
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Exchange rate
Throughout this announcement, unless otherwise stated, the USD to GBP exchange rate used is $1.39 to £1.00.
No profit forecast or estimates
No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share (“EPS”) for National Grid, WPD and the Group (both before and after completion of the transactions), as applicable, for the current or future financial years, would necessarily match or exceed the historical published earnings or EPS for National Grid or WPD, as applicable.
Websites
Neither the content of National Grid’s website nor any website accessible by hyperlinks on National Grid’s website is incorporated in, or forms part of, this announcement.
Lead transaction advisers
Barclays, Goldman Sachs and Robey Warshaw are acting as joint financial advisers, and Herbert Smith Freehills LLP and Cravath, Swaine & Moore LLP are acting as lead legal advisers to National Grid in respect of English and New York law respectively, in connection with the Transactions. Barclays are also providing corporate broking advice in connection with the Transactions and acting as sole sponsor to National Grid in respect of the WPD Acquisition.
Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for National Grid and no one else in connection with the Transactions and will not be responsible to anyone other than National Grid for providing the protections afforded to clients of Barclays nor for providing advice in relation to the Transactions or any other matter referred to in this announcement.
Goldman Sachs International (“Goldman Sachs”), which is authorised and regulated in the United Kingdom by the FCA, is acting as joint financial adviser exclusively for National Grid and no one else in connection with the Transactions and will not regard any other person as its client in relation to the Transactions and will not be responsible to anyone other than National Grid for providing the protections afforded to clients of Goldman Sachs or its affiliates, nor for providing advice in connection with the Transactions or any other matter or arrangement referred to in this announcement.
Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated in the United Kingdom by the FCA, is acting as joint financial adviser exclusively for National Grid and no one else in connection with the Transactions and will not regard any other person as its client in relation to the Transactions and will not be responsible to anyone other than National Grid for providing the protections afforded to clients of Robey Warshaw, nor for providing advice in connection with the Transactions or any other matter or arrangement referred to in this announcement.
Apart from the responsibilities and liabilities, if any, which may be imposed on Barclays, Goldman Sachs or Robey Warshaw by the FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where the exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, none of Barclays, Goldman Sachs or Robey Warshaw, or any of their respective subsidiaries, branches or affiliates accepts any responsibility or liability whatsoever for, or makes any representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, completeness or for any other statement made or purported to be made by any of them, or on their behalf, in connection with National Grid or the Transactions. Each of Barclays, Goldman Sachs and Robey Warshaw and their respective subsidiaries, branches and affiliates accordingly disclaim to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) in respect of this announcement or any such statement or otherwise.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its
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results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on our operations, our employees, our counterparties, our funding and our regulatory and legal obligations, but also, more widely, changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-2 price controls as well as uncertainty around economic recovery following the COVID-19 pandemic; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to National Grid. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for National Grid to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by National Grid to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow National Grid’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 227 to 230 of National Grid’s most recent Annual Report and Accounts as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2020 published on 12 November 2020. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. In relation to the Transactions these forward-looking statements will be qualified by the risk factors described in Part II (Risk Factors) of the shareholder circular which is expected to be published shortly. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.
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